Exhibit 99.1

Kamada and Kedrion Seek FDA Approval of
Human Rabies Immunoglobulin as a Post-Exposure Treatment

•	Kamada and Kedrion, collaborators on development and commercialization of post-exposure treatment for suspected rabies, announced today the filing of a BLA with the FDA

•	On approval by FDA, the product will represent a new option in a market where supply of post-exposure rabies treatment has been inconsistent over time

•	Companies planning for decision from FDA in mid-2017

NESS ZIONA, Israel/Fort Lee, NJ (September 1, 2016) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications and Kedrion S.p.A., the parent company of Kedrion Biopharma Inc., a company focused on plasma-derived proteins used in treating and preventing serious diseases and disorders , today announced the submission of a Biological License Application (BLA) has been filed with the U.S. Food and Drug Administration (FDA) for a post-exposure treatment for rabies, a life-threatening condition.  The human anti-rabies immune globulin (IgG) therapy was developed as a collaboration between the two companies.

Kamada and Kedrion have a strategic agreement for the clinical development and marketing of the anticipated new IgG rabies treatment in the U.S.  Kamada will hold the license for the approved product and Kedrion will exclusively market the therapy in the U.S., subject to receiving marketing approval from the FDA.

Kamada has been selling the product since 2003 in numerous territories outside the U.S. under the brand name KamRAB™.  Kamada has sold more than one million vials of the product to date, demonstrating significant clinical and safety experience with the product.

“We are pleased to achieve this important milestone in the development of our human rabies immunoglobulin,” said Amir London, Chief Executive Officer of Kamada.  “In the U.S., approximately 40,000 post-exposure prophylaxis treatments are administrated each year, representing an annual market opportunity of over $100 million.  We believe we have a safe and effective product that, if approved, has the potential to gain meaningful market share over time.”

“Kedrion is pleased to be collaborating on the clinical development and anticipated commercialization of an important new rabies treatment here in the United States,” said Paolo Marcucci, President and Chief Executive Officer of Kedrion S.p.A. “We have recognized that a clear need exists for an additional rabies treatment option. Kedrion will be making a significant contribution to the health and welfare of large numbers of people who may have been exposed to a life-threatening but completely treatable condition.”

The BLA is based on results announced in December 2015 from a prospective, randomized, double-blind, non-inferiority Phase 2/3 study of 118 healthy subjects.  The study evaluated pharmacokinetic (PK) parameters of anti-rabies IgG levels in serum at different time points and assessed whether the human rabies IgG interferes with the development of endogenous antibodies. Study results showed that the primary endpoint of non-inferiority was met with a difference of -1.8 percent between the two therapies with variability between -8.2 percent and 3.1 percent (90 percent confidence limit).  No drug-related Serious Adverse Events (SAEs) were experienced by study subjects.

Kamada and Kedrion expect a regulatory decision from the FDA on the BLA in mid-2017, and plan on launching the product soon after a favorable decision.

About Kedrion

Kedrion S.p.A. is an international company that collects and fractionates blood plasma to produce and distribute plasma-derived therapeutic products for use in treating and preventing serious diseases, disorders and conditions such as hemophilia, primary immune system deficiencies and hemolytic disease of the fetus and newborn. The Company places a high value on the welfare of those who benefit from its products and on the people and communities it serves. Headquartered in Italy, Kedrion has a market presence in approximately 100 countries. Additional information can be found at www.kedrion.com.

About Kamada

Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia® in the U.S. through a strategic partnership with Baxalta (formerly Baxter International Inc.’s BioScience business and now part of Shire plc) and in other counties through local distributors.  In addition to Glassia®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that its MAA was submitted to the EMA after completing a pivotal Phase 2/3 clinical trials in Europe.  Kamada has also completed its Phase 2 clinical trials in the U.S. In addition, Kamada's intravenous AAT is in development for other indications such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.
###

CONTACTS:

Gil Efron Chief Financial Officer ir@kamada.com	Bob Yedid LifeSci Advisors 646-597-6989 bob@lifesciadvisors.com	Kedrion Biopharma contacts: Forrest McCaleb Director, Global Communications, U.S. Kedrion Biopharma 201-582-8143 Sheila A. Burke HealthBizWriteNow@gmail.com 484-667-6330